Exhibit 99.1

Vision Marine Technologies Expands Electric Boat Rental Operations into Portside Ventura Harbor, California

Montreal, Canada, November 10, 2022– Vision Marine Technologies (NASDAQ: VMAR) (“Vision Marine” or the “Company”), the global leader and innovator in the electric transition of the recreational boating industry, is pleased to announce the expansion plan of our high margin, profitable and rapidly growing electric boat rental operations into Portside Ventura Harbor, California.

Vision Marine has entered into a Lease Agreement with Portside Ventura Harbor. Portside Ventura Harbor has secured office and slip space, which will enable Vision Marine to expand its growing electric boat rental operations. Portside Ventura Harbor is a new coastal community located on Pierpont Bay in Southern California, opening in March 2023. The new recreational marina will include 104 boat slips and a public dock within walking distance of restaurants, shopping, parks, and beaches. Vision Marine will initially be able to deploy 15 boats available for rental. This number is expected to grow meaningfully in the future.

Located on the Central Coast of Southern California in Ventura County, the city of Ventura is a popular tourist destination. The county borders Los Angeles County and Santa Barbara County, offering an easy commute to a very large demographic of tourists and locals.

“We are excited to expand our continuing development of our electric boat rental operations with the expansion into Portside Ventura Harbor. The rental operations will create a unique experience for the residents and the general public,” stated Alex Mongeon, co-Founder & CEO of Vision Marine.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (NASDAQ: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our flagship outboard powertrain (“E-Motion™”) is the first fully electric purpose built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, high performance, environmentally friendly, electric recreational power boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the benefits of recent partnerships, the benefits of its agreement with Portside Ventura Harbor and expansion plans for boat rentals it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2021, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com